

Ravi Sreerama · 3rd

Internationally recognized test prep expert

Greater Los Angeles Area · 500+ connections · Contact info

Everydae

UCLA Anderson School of Management

Experience

Co-Founder
Everydae
2019 – Present · 1 yr

Course Instructor
Veritas Prep
2007 – 2019 · 12 yrs
Greater Los Angeles Area

Education

UCLA Anderson School of Management
MBA, International Business and Real Estate
2004 – 2006

Received the John Anderson Fellowship and the Heiko Haskamp Fellowship

USC Gould School of Law
JD, Business Law
1996 – 1999

Received the Kenneth Yee Scholarship

University of California, Berkeley, Haas School of Business
BS, Business Administration
1993 – 1996

Graduated Early with Honors

Licenses & Certifications

Broker
California Department of Real Estate
Issued Nov 2000 · No Expiration Date

Lawyer
State Bar of California
Issued Dec 1999 · No Expiration Date

Skills & Endorsements

Test Preparation · 22

Talha Bhatti and 21 connections have given endorsements for this skill

Tutoring · 30

Talha Bhatti and 29 connections have given endorsements for this skill

Academic Tutoring · 12

Talha Bhatti and 11 connections have given endorsements for this skill

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